UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For December 19, 2003



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 19, 2003  -  Holding(s) in Company


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.   Name of company

     BUNZL PLC

2.   Name of shareholder having a major interest

     BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     BARCLAYS PLC THROUGH ITS SUBSIDIARY COMPANIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER ACCOUNT DESIGNATION NO. OF SHARES

ALMIXFTTL-18408-CHASE MANHATTA            ALMIXFTT                      58,333
ASUKEXTTL-20947 CHASE MANHATTA            ASUKEXTT                   1,592,025
BANK OF IRELAND                           BNX009IE                     126,134
BARCLAYS CAPITAL NOMINEES LIMI                                         147,237
BARCLAYS TRUST CO R69                                                    9,330
BLENTPUKQ-16345-CHASE MANHATTA            BLENTPUK                      13,144
BLEQFDUKQ-16331-CHASE MANHATTA            BLEOFDUK                     113,870
BLEQPTUKQ-16341-CHASE MANHATTA            BLEOPTUK                     290,592
BLINTNUKQ-16338-CHASE NOMINEES            BLINTNUK                      30,016
BLINTPUKQ-16342-CHASE MANHATTA            BLINTPUK                      54,172
BLUKINTTL-16400-CHASE MANHATTA            BLUKINTT                   4,297,586
CHATRKTTL-16376-CHASE MANHATTA            CHATRKTT                     229,162
CITIBANK, N.A. (UNITED STATES)                      597367              51,837
INVESTORS BANK AND TRUST CO                         428169              44,240
INVESTORS BANK AND TRUST CO                         500227           2,080,352
INVESTORS BANK AND TRUST CO                         502872             708,981
INVESTORS BANK AND TRUST CO                         508068             196,622
INVESTORS BANK AND TRUST CO                         527191           1,016,104
INVESTORS BANK AND TRUST CO                         536747             239,614
INVESTORS BANK AND TRUST CO                         552942             188,040
INVESTORS BANK AND TRUST CO                         555879               9,283
INVESTORS BANK AND TRUST CO                         573039              62,328
INVESTORS BANK AND TRUST CO                         583293             386,772
INVESTORS BANK AND TRUST CO                         585439               7,846
INVESTORS BANK AND TRUST CO                         595966             133,106
INVESTORS BANK AND TRUST CO                         601744               5,926
INVESTORS BANK AND TRUST CO                         911140              13,686
JP MORGAN CHASE BANK                                540186             106,413
JP MORGAN CHASE BANK                                555465              77,653
JP MORGAN CHASE BANK                                599123              13,651
JP MORGAN CHASE BANK                      BTC034IE                       6,223
JP MORGAN CHASE BANK                      BTC045IE                      52,085
JP MORGAN CHASE BANK                      BTGF01IE                      13,617
JP MORGAN CHASE BANK                      BTGF04IE                      41,211
JP MORGAN CHASE BANK                      BTGF05IE                       8,405
JP MORGAN CHASE BANK                      BTKO01IE                      55,525
JP MORGAN CHASE BANK                      BTSO04IE                      51,012
JP MORGAN CHASE BANK                      BTSO05IE                       8,085
JP MORGAN CHASE BANK                      BTSO11IE                      20,000
JP MORGAN CHASE BANK                      BTSO24IE                       4,349
JP MORGAN CHASE BANK                      BTSO28IE                     210,508
JP MORGAN CHASE BANK                      BTSO33IE                       3,105
MELLON TRUST - BOSTON                               591668             165,776
MITSUBISHI TRUST INTERNATIONAL            BNN018IE                       2,662
NORTHERN TRUST BANK-BGI SEPA                        581610              85,884
NORTHERN TRUST BANK-BGI SEPA                        584069              39,591
NORTHERN TRUST BANK OF ARIZONA                      602672              10,103
STATE STREET                              BNX012IE                       8,334
STATE STREET BANK & TRUST - US                      713101             430,810

                          TOTAL                                     13,521,340

5.   Number of shares / amount of stock acquired

     13,521,340 (SINCE LAST NOTIFICATION)

6.   Percentage of issued class

     3.00%

7.   Number of shares / amount of stock disposed

     N/A

8.   Percentage of issued class

     N/A

9.   Class of security

     ORDINARY SHARES OF 25P

10.  Date of transaction

     17 DECEMBER 2003

11.  Date company informed

     19 DECEMBER 2003

12.  Total holding following this notification

     13,521,340

13.  Total percentage holding of issued class following this notification

     3.00%

14.  Any additional information

     N/A

15.  Name of contact and telephone number for queries

     MRS C MEYER - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

     MR P N HUSSEY, COMPANY SECRETARY

Date of notification

19 DECEMBER 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  December 19, 2003                By:__/s/ Anthony Habgood__

                                              Title:   Chairman